BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

February 5, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, DC 20549

Re:	CBD Life Sciences Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 4
Filed January 22, 2021
File No. 024-11005

Dear Staff:

We are in receipt of your letter dated February 4, 2021, setting forth certain comments to Post-Qualification Amendment No. 4 to the Form 1-A filed on January 22, 2021 by CBD Life Sciences Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-Qualification Amendment to Form 1-A filed January 22, 2021

Part II and III

Preliminary Offering Circular dated January 21, 2021

Executive Compensation, page 42

1.	Revise the executive compensation disclosure to provide information for your last completed fiscal year. Refer to Item 11(a) of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 5 to the Form 1-A which provides the revisions to the section titled “EXECUTIVE COMPENSATION.”

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely, /s/ Brian Higley Outside Legal Counsel

cc: Lisa Nelson, President/CEO